

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 2, 2017

Evan Spiegel
Chief Executive Officer
Snap Inc.
63 Market Street
Venice, California 90291

> **Re: Snap Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted January 26, 2017**
> **CIK No. 0001564408**

Dear Mr. Spiegel:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Unless we note otherwise, where we refer to prior comments, we are referring to our letter dated January 18, 2017.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors

"Because our Class A common stock is non-voting …," page 37

1.   Your response to prior comment 4 indicates that any proxy or information statements that you distribute to Class B or Class C common shareholders will be filed in a Form 8-K or other Exchange Act filing. Clarify that Class A shareholders may not receive any proxy or information statements if Class B and Class C shareholders do not receive such information. To the extent that you provide information to holders of your Class B or Class C common stock, provide a plain English description of the differences in the information your investors will receive as compared to information provided by companies with voting

securities registered under the Exchange Act. In addition, disclose whether Class A shareholders will receive this information at the same time as your Class B and Class C shareholders. If not, disclose the risks and impact to Class A shareholders, including:

- timing implications of providing information through a Form 8-K filing versus a proxy or information statement subject to Regulation 14A or 14C;
- the impact, if any, on shareholders who may not be able to exercise an investment decision in advance of those actions taking place; and
- whether such Forms 8-K may not contain all of the information that would be required by Regulation 14A or 14C.

2. Your revised disclosure states that holders of your Class A common stock will be unable to bring matters before your annual meeting. Clarify whether holders of Class A common stock will be entitled to attend your annual meeting and submit questions to management.

3. Please expand your risk factor to clarify that certain legal causes of action and shareholder remedies will not be available to Class A shareholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Daily Active Users, page 60

4. You discuss various factors that impacted the net additional Daily Active Users (DAU) in the quarter ended December 31, 2016. Your response to comment 14 in your letter dated December 7, 2016, states that if the company experiences significant user churn that impacts financial results or growth, it would be reflected in the average DAU metric. Given the reduction in growth of DAU in a period that typically benefits from strong seasonality, please tell us what impact, if any, user churn had on your net additional DAUs and tell us the amount of user churn in the quarter ended December 31, 2016.

5. As a related matter, please revise to explain why quarterly DAU for the "Rest of World" geographic region was sequentially unchanged for the quarter ended December 31, 2016 while there was growth for the U.S. and Europe regions.

Unaudited Quarterly Results of Operations Data

Quarterly Trends

Revenue, page 80

6.   We note disclosure on page 68 that advertising spend tends to be strongest in the fourth quarter of every calendar year. Please revise to explain why the sequential growth for the three months ended December 31, 2016 was significantly lower than the previous two quarters.

Where You Can Find Additional Information, page 178

7.   Part III information should be included in a Form 10-K and not on a delayed basis in a Form 10-K/A pursuant to General Instruction G(3) since you will not be filing proxy or information statements on Schedules 14A or 14C with the Commission. Please revise your disclosure.

        You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                        Sincerely,

                                                        /s/ Jan Woo

                                                        Jan Woo
                                                        Legal Branch Chief
                                                        Office of Information Technologies and
                                                        Services

cc: Eric C. Jensen, Esq.
        Cooley LLP